Exhibit 99.1

NOTICE TO THE MARKET

Gerdau announces that the Earnings Release Date for Metalúrgica Gerdau S.A. and Gerdau S.A. will be postponed from March 01 to March 15, 2016.

The postponing is important to enable the Company to analyze the case records involving Gerdau in the recent phase of Zelotes Operation.

Porto Alegre, February 29, 2016.

Harley Lorentz Scardoelli

Executive Vice President

Investor Relations Director